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                             February 21, 2024

       Matthew J. Smith
       Chief Financial Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Form 8-K, Furnished
November 14, 2023
                                                            File No. 001-40931

       Dear Matthew J. Smith:

              We have reviewed your October 5, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 2 - Nature of Operations and Significant Accounting Policies Digital Currencies, page 90

   1. We note your response to prior comment 3 regarding your current asset classification.
                                                        Please revise your
policy disclosure to be consistent with your response including that you reasonably expect to
realize/sell within a year.
       Revenue Recognition - Bitcoin Mining, page 95

   2. We acknowledge your response to our comments 8 and 9. Please respond to the following comments, and, where
applicable, provide draft disclosure to be included in future
 Matthew J. Smith
FirstName
StrongholdLastNameMatthew
           Digital Mining, Inc.J. Smith
Comapany21,
February   NameStronghold
            2024            Digital Mining, Inc.
February
Page 2 21, 2024 Page 2
FirstName LastName
         periodic reports:
             You disclose that you participate in digital asset mining pool, but your response was
             specific to your agreement with Foundry. Please confirm whether you participate in
             additional mining pools, and, if so, tell us and revise future reports to disclose the
             payout methodology (Full Pay Per Share or otherwise) used by those pools and the
             proportion of revenue recognized in the years ended December 31,
2021 and 2022
             and the nine month period ended September 30, 2023 under each payout
             methodology.
             Your response states that your contracts with the mining pool is terminable at any
             time by either party without penalty. Please revise your
disclosure in future periodic
             reports to add that the contracts may be terminated without penalty.
             In your Step 1 analysis, you determined that your contract term does not extend
             beyond the period that can be cancelled without penalty, and that the contract
             provides the option to renew for successive terms. Given your response that your
             contract may be terminated at any time without penalty, tell us your consideration of
             whether the contract term is for less than 24 hours, and that the contract continually
             renews throughout the period you provide "computing power". Refer to examples 1
             and 2 of question 7 and question 8 of the FASB Revenue Recognition
             Implementation Guide Q&As. If you agree that the term is less than
24 hours and the
             contract continually renews, please revise to disclose in future periodic reports.
             Please revise your disclosure to indicate that the customer   s
renewal option does not
             represent a material right because the terms are offered at the standalone selling price
             of computing power, consistent with your analysis of Step 1 in your response.
             In your Step 2 analysis, you state that the provision of
"computing power" is your
             only performance obligation. Your disclosure on page 95 of your
10-K describes
             "providing cryptocurrency mining computing power in digital asset transaction
             verification services". Tell us your consideration of disclosing your performance
             obligation as "performing hash computations for the mining pool
operator,    or
             something similar to more precisely and closely align with the promise in your
             contracts.
             You disclose, and your response indicates, that you are entitled to a fractional share
             of the fixed cryptocurrency award the mining pool operator receives. We note in
             Sections 9.a.i. and 9.b. of the Foundry agreement provided as
Exhibit A that the
             payment is based on the expected value from the block reward plus the transaction
             fee, and that the user is entitled to compensation regardless of whether the Pool
             successfully records a block to the Bitcoin blockchain. Please confirm for us whether
             you are entitled to compensation only if the mining pool receives a block award for
             successfully placing a block on the blockchain, and revise your disclosure in future
             periodic reports accordingly.
             In your Step 3 analysis you state that your share of the digital currency award is not
             known until the algorithm is solved because your reward is based on your
             proportionate share of the total computing power provided to the mining pool in a
             given successful transaction. As a result, you have concluded that consideration
 Matthew J. Smith
FirstName
StrongholdLastNameMatthew
           Digital Mining, Inc.J. Smith
Comapany21,
February   NameStronghold
            2024            Digital Mining, Inc.
February
Page 3 21, 2024 Page 3
FirstName LastName
              should be constrained. However, as noted above, in your arrangement with Foundry it appears that you receive consideration regardless of whether the pool successfully solves the algorithm. As such, with respect to your participation in the pool managed by Foundry (and any other FPPS pools), explain to us why the block reward portion of the consideration cannot be reasonably estimated (and should be fully constrained)
              if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is one day or less. In this regard, it appears for
              FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.
                For each of the payment mechanisms that your mining pool agreements utilize (the
              Full Pay Per Share (FPPS) payout method or otherwise), please summarize for us the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period. Include this disclosure in future periodic reports.
                In your response, you state that you measure the bitcoin received as non-cash consideration using the closing price on the date of receipt from your principal market. However, as noted in your response, ASC Topic 606-10-32-21 requires noncash consideration to be measured at contract inception. Please revise your policy to be consistent with GAAP. In your revised disclosure, please clarify the price you will use to value noncash consideration (e.g. price at beginning of the day of contract inception, end of day of contract inception, simple average of price throughout the day of contract inception etc.) Also clarify in the revised disclosure that revenue is recognized on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception.
                We note your statement that the difference in fair values between contract inception and the closing price on the date of receipt, which is the day after contract inception, would have impacted revenues by an immaterial amount in 2022. Provide us your materiality analyses under SAB 99 and SAB 108 supporting your determination that the difference in fair values did not impact revenues by a material amount for fiscal years ended December 31, 2021 and 2022, and interim quarterly periods through the period ended September 30, 2023. In your materiality analyses tell us the time used in your analysis to obtain the price on the date of contract inception, such as 00:00:00
              UTC and the time you consider    closing    on the date of
receipt, such as 23:59:59
              UTC.
Form 10-Q for the Quarterly Period Ended September 30, 2023
 Matthew J. Smith
FirstName
StrongholdLastNameMatthew
           Digital Mining, Inc.J. Smith
Comapany21,
February   NameStronghold
            2024            Digital Mining, Inc.
February
Page 4 21, 2024 Page 4
FirstName LastName

Notes to Condensed Consolidated Financial Statements
Note 2 - Digital Currencies, page 9

3. We note your policy disclosure that you exercise your unconditional option to bypass the qualitative assessment regarding the existence of impairment for your indefinite-lived digital currency assets "in any period." Please revise to clarify that the timing of when your impairment is assessed is whenever the market price is below the carrying value.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Canaan Purchase Agreement and Amendment to Canaan Bitcoin Mining Agreement, page 32

4. We acknowledge your response to our comment 11. Please respond to the following:
             Tell us how you determined the term of your hosting agreements, and when you have determined is the contract inception.
             Describe for us your performance obligations under your hosting agreements, and your consideration for whether the agreements constitute a lease under ASC 842.
             Explain to us how you determined the transaction price. Describe for us the settlement terms, and what portions of the transaction price are denominated in fiat or cryptocurrency.
             Explain to us how you allocate the transaction price between your performance obligations.
             Tell us whether you recognize revenue over time, or at a point in time, whether any of the consideration is variable or constrained, and when and under what circumstances the uncertainties related to those constraints are resolved.
             Tell us where you obtain the spot price used to determine fair value of mined bitcoin under your hosting agreements, and when you measure fair value. For example, clarify whether you measure the non-cash consideration at the inception of the agreement with the hosting customer or on the date the hosting customer mines, or receives, the bitcoin.
             Tell us whether the hosting contract can be cancelled by the customer at any time without penalty.
             Provide draft disclosure for future periodic reports expanding the policy disclosures included in Note 2 to your Form 10-K for the Fiscal Year Ended December 31, 2022.
Form 8-K, Furnished November 14, 2023

Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 13

5. We reviewed your response to prior comment 12 regarding your use of the non-GAAP measure of Adjusted EBITDA and its adjustments for impairments on digital currencies and the realized gain on sale of digital currencies. It remains unclear to us how you determined these non-GAAP adjustments are not normal recurring operation charges.
 Matthew J. Smith
Stronghold Digital Mining, Inc.
February 21, 2024
Page 5
         Please advise or revise for the following:
             Tell us why you believe that adjusting for impairment of, and the realized gain on sale of, digital assets provides useful information to investors given that you use your digital assets to, in part, fund your operations, measurement of the fair value of such assets is normal and recurring, and also considering the recurring nature of this activity. As noted in your response, these items are currently normal and recurring, and you disclose on pages 15, 34 and 61 of your 10-K that your future success and operating results depend on the value of crypto assets that may be subject to pricing risk and have historically fluctuated, and the future value of Bitcoin will impact your operating revenue. We also note from your disclosure in footnote 2 on page 91 of the
             10-K that you have incurred these charges in each of the last three fiscal years.
             Tell us how you considered Question 100.01 of the Compliance and Disclosure
             Interpretations on Non-GAAP Financial Measures with respect to your Adjusted
             EBITDA measure. Specifically, tell us how you considered whether the impairment charges and realized gains excluded from Adjusted EBITDA are normal recurring items necessary to operate your business.

       Please contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMatthew J. Smith                             Sincerely,
Comapany NameStronghold Digital Mining, Inc.
                                                               Division of
Corporation Finance
February 21, 2024 Page 5                                       Office of Crypto
Assets
FirstName LastName